FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated April 27, 2015.

TRANSLATION

Autonomous City of Buenos Aires, April 27, 2015

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Ordinary and Extraordinary General Shareholders’ Meeting of YPF SA – Notification of exercise of cumulative voting and proposal of holders of ADRs.

Dear Sirs:

We are writing to inform you that the holders of ADRs, Knighthead Master Fund, LP; Knighthead (NY) Fund, LP; MAP 84; and Knighthead Annuity & Life Assurance Company have given notice of their decision to exercise the right to vote cumulatively, in accordance with the provisions of Article 263 of the Ley de Sociedades Comerciales No. 19,550, in the election of directors for the Class D shares to be held at the next Shareholders’ Meeting on April 30, 2015.

Also, please be informed that a communication has been received from holders of ADRs Knighthead Master Fund, LP; Knighthead (NY) Fund, LP; MAP 84; Knighthead Annuity & Life Assurance Company and Lazzard Asset Management LLC, giving notice of their decision to exercise their right to nominate Mr. Nicolás Eduardo Piacentino as a member of the Board for Class D. This nomination is according to the provisions of Article 11 paragraph f) the bylaws.

Additionally, please be informed that the proposed candidate has independent status pursuant to the Regulations of the Comisión Nacional de Valores.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 28, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer